Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Arctic Jersey Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

AMCOR LTD AND BEMIS COMPANY INC CONFERENCE CALL Tuesday, 7th August 2018 10.00 AEST / Monday 6th August 2018 20.00 EST CORPORATE PARTICIPANTS Ron S. Delia Amcor Limited - MD, CEO & Executive Director William F. Austen Bemis Company, Inc. - President, CEO & Director Operator: (Operator Instructions) I would now like to hand the conference over to your speaker today, Mr Ron Delia. Thank you, and please go ahead, sir. Ron Delia, Amcor Limited – MD, CEO & Executive Director Thank you, operator, and thanks to those of you on the line, who are able to join us today. It’s an exciting moment for both Amcor and Bemis, and we’re looking forward to talking about the opportunity this creates for all of our key stakeholders. And I say we because joining me on the call today is Bill Austen, President and CEO of Bemis. Bill and I are both in the US but in different places today. So, there may be a delay at times as we hand off between each other. And Bill and I’d be happy to take your questions. But before we do that, I’d like to spend a few minutes covering some of the key highlights outlined in the presentation slides which can be downloaded from the Amcor and Bemis websites. We start with slides 2 and 3. They cover some important disclaimers which you should read and be familiar with. And while not pointed out here, I’d like to mention Amcor will be announcing its full-year results on August 21, which is about two weeks from now. And in the meantime, today we’ll focus on the transaction that’s been announced and we’ll not be discussing current trading or financial performance which I know that you’ll understand. I’ve also chosen to be in the US this week to be close to employees and customers and I’ll be in Australia as per normal in about two weeks’ time, and see many of you for our FY18 results release. We start on slide 4 with the key messages today. And before I get started, I just wanted to say that I and in fact all of Amcor and our leadership team have always had an enormous amount of respect for Bemis. Anyone in the packaging industry would agree that Bemis is clearly one of the iconic companies in our space and has been for decades. And Bemis gets very high marks from our peers around the world, especially for its technology amongst several other things. And respecting recognition from your peers is really about as high a complement as you can get. Now of course, we also think Amcor is a very strong company and a leader in its own right and so that makes today’s announcement all the more exciting because by combining with Bemis, Amcor takes a big step towards becoming the global leader in consumer packaging at a moment in time when the opportunities for leading packaging companies have never been greater.

Holding the two companies together results in the footprint, scale, talent and capabilities to offer the most compelling value proposition to our key stakeholders including our customers, employees and the environment. And for both sets of shareholders, this transaction delivers a unique opportunity to benefit from significant value creation, value which would not be achievable in the same timeframe by either company independently. After the transaction, the financial profile of Amcor will be even stronger and will enable us to continue to pursue the capital allocation approach or shareholder value creation model for those of you who know us that we’ve had in place for many years. At this point, I’d like to ask Bill to say a few words. Bill Austen, Bemis Company, Inc. - President, CEO & Director Thank you, Ron. I am pleased and excited to be here with you today announcing this combination. As Ron described, we are two very complementary organisations and we believe this transaction will drive significant value for our customers, employees, partners and shareholders. Together, we will create a global leader in consumer packaging with the footprint, scale, talent and capabilities to better serve customers around the world. We’re thrilled at the prospect of being able to offer a more diversified and well-balanced portfolio across all key regions and segments that is better aligned to customer footprints and needs. Bemis and Amcor are a great fit, not just geographically but also culturally as we share a similar customer-first philosophy as well as strong commitments to integrity, safety and people development. I’ll come back shortly to talk more specifically about what this means for Bemis shareholders. Ron Delia Thanks Bill. Considering we’re bringing together two companies that have each been around over 150 years with strong values and cultures, this is a really historic day in the proud and successful histories of those companies and the start of a great future together. An overview of the transaction terms and the key dates is included on slide 5 and of course in the press release that accompanies the slide pack. The main point is that this is an all-stock acquisition of Bemis at a fixed exchange ratio of 5.1 shares for each Bemis share. As a result, Amcor and Bemis’ shareholders will each own 71% and 29% of the combined company respectively. And the offer on these terms has been set out in the definitive agreement which has been unanimously approved by the Boards of Directors of both companies. And subject to the timing of shareholder meetings and other approvals, the transaction is targeted to close in the first quarter of calendar 2019. Turning to slide 6, in the highly compelling strategic rationale. I’ll go into more detail on some of these points later but the headlines are clear on slide 6. First, there is the resulting global footprint, which is a comprehensive global footprint in the flexible packaging business by bringing together Amcor’s leading flexible packaging businesses in Europe, Asia and many parts of Latin America with Bemis’s leading positions in North America and Brazil. Second, across that global footprint, we’ll have greater scale which will better enable us to serve our customers in every region. Third, there will be an increased exposure to attractive end markets like protein and healthcare and attractive product segments like barrier films and foils, which can be transferred across regions and leveraged across the global footprint.

And of course, there is the combination of capabilities and management talent from both companies, which Bill also mentioned. This will create a much stronger organisation with the capabilities to offer global, regional and local customers the most compelling value proposition in the industry with a broader offering of innovative and sustainable products. And although we’ve not taken this into account in the transaction metrics, this stronger value proposition and greater weighting for attractive segments should ultimately lead to higher growth than either company would achieve independently. Slide 7 summarises the financial rationale. Firstly, the financial metrics of the transaction itself are very compelling. There is a lot of value created by this deal for all shareholders. This is an all stock combination at a multiple equivalent to Amcor’s current trading multiple, and it unlocks substantial value through pre-tax annual cost synergies of $180 million or 4% to 5% of Bemis’s sales, with these benefits expected to be achieved by the end of the third year of ownership. And it will deliver double-digit pro forma EPS accretion for all shareholders. Secondly, the financial profile of Amcor will be even stronger going forward with the higher margins that come from the delivery of the cost synergies and annual cash flow after CAPEX and before dividends in excess of $1 billion. And importantly, we will maintain an investment grade balance sheet conservatively geared with immediate capacity for further investment. Third, the transaction structure will result in the stock being listed on two major global exchanges, the NYSE and the ASX. And through these listings, we expect there will be greater liquidity for investors as the market capitalisation of the combined company, which we estimate at US$17 billion, is expected to qualify for inclusion in the US S&P500 index, while the Australian listed shares will also continue to be included in the ASX 200 index. And finally, these financial benefits will be achieved with no cash outlays required and under a tax-free exchange for shareholders. Now before we get any further into what the combined company will look like, it’s worth a quick recap on each company to provide some context around why it made sense for us to bring the two businesses together. And I’ll ask Bill to speak to Bemis first, which is shown on slide 8. Bill? Bill Austen Thanks Ron. A brief overview here of Bemis. The company has a rich 160-year history and has evolved to its strong position today as a $4 billion polymer-based packager with strong presence in the Americas. Our innovative products are leading and emerging customers in food, consumer products, healthcare and other industries. Our commitment to the growth and success of our customers is supported by our 16,000 employees across 56 plants in 12 countries. For Bemis, this merger is the next exciting chapter in our evolution. Over the past year-and-a-half, Bemis has driven much change. We have launched Agility, our plan to fix, strengthen and grow our business. The Agility mindset has permeated our thinking and actions and we are continuously finding new ways to improve all areas of our business. It is clear that Agility is working. On our recent second quarter earnings call, we reported an increase in adjusted earnings per share of more than 40% compared to one year ago, with strong operating profit improvement in all of our reportable segments. We are building from a solid foundation of world-class customer base, a dedicated workforce, a comprehensive and innovative product portfolio and good positions in the markets we serve.

I’ll take a minute to give my perspective on why this is a compelling transaction for Bemis’ shareholders who will become owners of 29% of the combined company on a go-forward basis. In addition to the purchase price representing a premium of where our stock has been trading, the all-stock nature of the transaction gives our shareholders the ability to participate in the upside potential of a more diversified global company with greater scale and resources. We identified $180 million in synergies expected to come from the transaction are incremental to each company’s previously announced restructuring programmes which are well underway. Additionally, Amcor expects to maintain its current dividend which would nearly double the dividend per share for Bemis’ shareholders. Before I turn the call back to Ron, I’d like to thank our past and current Bemis employees around the world for their dedication and commitment to our company and to the customers we serve. I have every confidence that after this transaction closes, our teams will contribute their full effort, energy, leadership and professionalism into creating an even stronger combined company. I am proud of our employees in the Bemis legacy that will carry forward as they showcase their talents, knowledge and passion for inspired packaging solutions in the future. I’m excited to see what the future holds. With that, I’ll turn the call back to Ron. Ron Delia Thanks Bill. Slide 9 is a quick snapshot of Amcor. Amcor, as many of you know, has also been around for over 150 years. Our origins date back to the 1860s where we started as an Australian forest products and paper company but have transformed over the last several decades into a truly global company with sales of about $9 billion and a market capitalisation of around US$13 billion or AUD$18 billion as the slide shows here. And Amcor today is about as global as you can get. The pie chart on the bottom left-hand side of slide 9, breaks out our sales by geography, and you can see it’s very evenly distributed. And we have scale and leadership positions in many geographic regions and a long history of profitable participation in a wide range of emerging markets. In fact, today we are in 27 emerging markets around the world. And our strategy is guided by a desire to stay very focused. So, as the other pie charts indicate, we focus on supplying consumer packaging for fast-moving consumer goods and we participate in only four product segments. And the common denominator on most of these segments is we have either scale or a distinct element of differentiation, which includes the strong relationships we have with many global customers and the commercial and operating capability to profitability service thousands of small customers at the same time. And finally, we have a long track record of consistently delivering earnings growth through both commercial and operational productivity, which has driven consistent margin expansion; and we also have extensive experience in successfully integrating acquisitions. In fact, we’ve completed over 20 acquisitions at Amcor recently. So, this is a core capability of ours. There is some additional information about Amcor in the appendix and I’d encourage you to have a look at those slides as well. Slide 10 shows the outcome of this deal for our flexible packaging business and how our scale in the global flexible space increases significantly and our geographic participation becomes much more balanced. Greater scale means we will be far better placed with the resources required to serve customers in every region. We’ll be well-positioned to benefit from the increased economies of scale and resources that come from a combination of Amcor’s leading positions in Europe, Asia and Latin America and Bemis’s leading positions in North America and Brazil. Slide 11 shows these highly complementary regional leadership positions very clearly. And as a result of this transaction, Amcor will gain increased scale in an absolute sense in flexible packaging in the Americas, with regional revenues increasing from $1 billion to $4 billion. Now this is a region within our flexible packaging business we identified as a key growth priority sometime ago and this transaction delivers a step-change in that region. Bemis also transitions from a more regional North American-focused business with a very strong position in Brazil into a truly global packaging company with a balance of revenues generated from all key developed and emerging markets around the world. Slide 12 outlines, what we believe, is one of the most exciting outcomes of this combination. Both companies have strength in different areas and the benefits from leveraging those strengths across the combined global platform will allow us to achieve more than a one plus one outcome. We’re proud of the outcomes we’ve delivered through our strong sales and marketing and procurement capabilities and we enjoy seeing the creativity and commitment from our teams around the world to achieve more and to outperform and drive further margin expansion year-after-year. We also believe we have something special in our in-house M&A capabilities including our ability to integrate acquisitions. I’m also excited about the potential we have ahead of us to drive value through a laser-like focus on delivering the sustainability outcomes our customers and consumers are demanding today. And I’ll elaborate more on that in the next slide. We’re confident these capabilities will resonate with all Bemis employees and empower them to excel in different areas and contribute to the overall company. I’ve spent many hours over the last few months getting to know the Bemis business and team in more detail. And as I mentioned earlier, I’m deeply impressed by Bemis’s technical and its material sciences capabilities and the centres of excellence they have created in the Wisconsin area in particular. And I believe that what Bemis has created in the North American market can be shared around the world and value creation will be a natural outcome of that. I want to pause on sustainability referring to slide 13. Sustainability is emerging as one of the most important consumer trends around the world and it is the most consistently relevant conversation we’re having with our customers every day in every part of the world. In January, as many would know, Amcor became the first global packaging company to pledge to develop all of our packaging to be recyclable or reusable by 2025. And we’re also committed to significantly increasing our use of recycled materials and to help drive greater recycling of packaging around the world. As the first packaging company that makes such a pledge, we are aligned with major global brands, retailers and NGOs in making a shared commitment to address the challenge of plastics in the environment. While much of our packaging is already recyclable or reusable, we will have a stronger and broader range of innovation and technical capabilities as a result of this acquisition, which will accelerate our ability to design packaging that uses less material in the first place and captures more sustainable packaging opportunities going forward.

The team at Amcor is enormously proud of this commitment and we’re energised by the potential this transaction creates to advance our agenda and we’re very excited to share this journey with our new colleagues from Bemis. Slide 14 describes the synergies that we expect to realise from the combination. Now the teams at Amcor and Bemis have worked together at a very granular and detailed level to identify and evaluate the cost synergy opportunity related to this opportunity. Based on this bottoms-up work, we’re confident in being able to generate $180 million in cost synergies. Now this is around 4-5% of Bemis’ sales. And from our experience in carrying out more than 20 acquisitions in the last five years, that’s a level that’s right in line for complementary acquisitions such as this one. And I’d like to highlight a couple of other points related to synergies. First, we do not intend to pursue synergies through reduction in sales or marketing or R&D. And as you’ve heard from us already, we view these capabilities as a significant source of value on potential upside going forward. Secondly, the savings are incremental, the current cost savings and operational improvement initiatives already underway at both companies, so the synergies are additive. And finally, the $180 million includes cost synergies only. We have a great track record delivering acquisition synergies and we would absolutely aspire to outperform this target. In addition, we’ve not factored any additional sources of revenue synergies into the transaction metrics. So, we see a couple of big areas here where there is clear potential to end up with a better outcome over the long-term. Slide 15 shows the key financial figures for Amcor after completion of this transaction. Based on recent share prices, the combined market capitalisation would be approximately US$17 billion. And inclusive of the full run rate synergies, this would increase to around US$19 billion. In using calendar 2017 figures, the combined company would generate global sales of around $13 billion and EBITDA of $2.2 billion. Combined R&D spend will be $115 million per year and will far exceed the absolute dollar spend of any other player in the packaging industry. Annual cash flow after capital expenditure but before dividend payments will exceed $1 billion. And along with the strong balance sheet, we’ll underpin the ability to generate further value through disciplined capital allocation aligned with the principles Amcor has outlined for many years through our shareholder value creation model. North America will become an even larger operating base for Amcor with a combined network of around 80 plants and the capabilities to offer a broad range of both flexible packaging and rigid plastic products. And equally our presence across Europe will be extensive and will have a broad and more diversified network of operations across 27 emerging markets. And this comprehensive footprint will be a real differentiator. We have many examples already of the value that large customers ascribe to global supply capabilities and the opportunities this provides them to leverage their own brands around the world. So finally, on slide 17, I’d like to touch on the transaction structure. The combination would be effective through a merger of Amcor and Bemis into a newly created entity. The creation of this new entity provided us with a unique opportunity to review a range of options and allowed us to select the structure which is optimal for a truly global company. We determine that incorporation in Jersey and an intended tax residence in the UK provides the best balance between strong governance, flexibility and cost efficiency.

At closing, the combined company will be listed on the New York Stock Exchange as well as the Australian Stock Exchange. And this structure has several key benefits. The listings on two major exchanges with a primary listing on the NYSE and an ASX listing via CDIs will lead to expected index inclusion in the S&P500 of the full market capitalisation of the combined company, and pro rata inclusion of the CDIs in the ASX 200 index resulting in greater liquidity and considerably increased index buying. And of course, because this is an all-stock combination, the balance sheet of the company will remain strong going forward with the financial strength and funding flexibility for continued investment. Now in conclusion on slide 18, I’d bring you back to the simple messages we started with. Combining Amcor and Bemis results in the footprint scale and capabilities to offer the most compelling value proposition to our key stakeholders including our customers, employees and the environment. And for both sets of shareholders, this transaction delivers a unique opportunity to benefit from significant value creation and value which would not be achievable in the same timeframe by either company independently. With those opening remarks, Bill and I’d be happy to take your questions. Operator: (Operator Instructions) The first question comes from the line of Brook Campbell-Crawford of JP Morgan. Brook Campbell-Crawford, JPMorgan Thanks, and hi everyone. And Bill, thanks for taking my questions. First just on procurement synergies. I think the target is $70 million. So just interested to hear if you can provide further details on those figures. So, for example, is it aligning supply terms between the two companies, or are you assuming some scale benefits there? Ron Delia Thanks for the question, Brook. Look, I think it’s probably worth double-clicking to synergies overall. And I’m referring to slide 14 and I’ll walk through it in some detail, I think it’s important. First of all, we have very strong convictions in delivery of these cost synergies. Full stop. And the reason I say that is because how we arrived at the numbers. We came at this from multiple perspectives. First of all, we did a very bottoms-up granular review involving the operating management of both businesses. And relative to many transactions of this type, this process has been very open and very collaborative. So, the operating people have had a very bottoms-up look at the opportunity here and have quantified at a very specific level the sources of synergies that leads to the numbers on slide 14. In the case of procurement, which is what you asked about, relates to a very clear understanding of where the spend is by category, by geography in the Bemis portfolio and our own experience in driving procurement savings over the last five, six or seven years in Amcor. Now, at Amcor over that period of time, we’ve generated significant amount of annual cost savings which have fallen to the bottom line from our procurement capabilities. And the assumption here is that we will be able to do at least that level on the Bemis spend base as well. To move over to the operational synergies, again, this is at a very granular level. It relates to manufacturing footprint. We have very strong hypothesis, much stronger than you would typically have in any acquisition, public company or otherwise at this stage. Those would be validated obviously as we get closer to executing each specific initiative. But we have a very clear perspective on the footprint opportunities represented by this transaction. And then the third source of cost synergies is in G&A. And I want to just repeat something I said earlier, and there is an element of conservatism here because we’ve excluded the commercial side of the business for the purposes of assessing the opportunity here. We’ve gone at a very detailed level through the duplication in corporate costs that arises when two public companies come together and the duplication and operational costs associated with running regional businesses in two separate companies. And we’ve been able to pencil out exactly what that opportunity represents. So, the first way we’ve come at this is at a very granular level bottoms-up operational level. We then had an external consultant come in and take a fresh look at this relative to other experiences and validate what we think the opportunity is here as well as the substantial upside we see to these numbers. And then thirdly, we’ve pressure-tested both of those two perspectives with a top-down sense check, if you will, based on our own experience. And when you look at the track record we’ve had whether it’s the Alcan acquisition or the Ball acquisition or Shorewood or the ones that we’re executing now in Alusa and Sonoco, this is within the range of benefits that we’ve realised in those transactions. So, we’ve done a bottoms-up exercise. We had a third-party validation and we’ve got a top-down sense check, which gives us a lot of conviction around the numbers on page 14. Brook Campbell-Crawford Thanks for that. Just a second question from me on Bemis’s volumes in the US. Its struggling to sort of grow volumes in recent quarters in the US, kind of flat volume growth. I’m interested to understand which categories have sort of held growth back for Bemis’s US business and do you think you can actually restore growth to this division; is it more of a market issue or is it something company-specific here? Ron Delia I’ll make a couple of comments and then I think Bill you should handle this one. Why don’t you go first and then I’ll make a comment? Bill Austen Okay. Thanks Ron. Yeah, our volume growth in North America has been flattish over the last few years. And if you look at the customers we serve, it’s the large CPGs; and if you look at the categories, you look at their volumes, they’re down low-single-digits, three, four, two, five, pick a quarter and pick a number under five and they’ve all been backwards in that range. We’ve been successful at gaining share of wallet at these accounts to maintain flat volumes sequentially on year-over-year. We’ve found pockets of growth with shorter run types of business. The Challenger brands and the Upstart brands, as well as the Revitalise brands that the major CPGs have been reinventing and bringing back to the market. If you look at our results in the first half of this year, we’ve grown with 19 of the top 25 CPGs in North America. We’re in categories where they’re investing, where they’re putting marketing dollars, where they’re putting branding dollars and those categories are growing. So, we feel good about the fact that we’ve been flat with our major customers going backwards 2-3%.

But through agility and finding the short run, Challenger brands, Upstart brands and gaining share of wallet with short runs, we have been very successful. We’ve put a goal out into the organisation this year to achieve $25 million of growth in short-run business in 2018. And through the first half, we’re at the $10 million plus mark on that. So, we feel very confident that we’ll make our goal of $25 million in ’18. Ron? Ron Delia Yeah, look, the only thing I would add to that, Brook, is that the North American landscape looks very much like the European landscape to us that we compete in and have been for the last five, six, seven years. And the business has demonstrated the ability to expand margins in that kind of a flat environment and we expect to be able to continue to do that in North America as well. Operator: The next question comes from the line of David Errington of Merrill Lynch. David Errington, Bank of America Merrill Lynch Ron, hi. Following on from the question on synergies, you gave a very strong overview of what the cost synergies would be, but you didn’t really touch on what the costs would be to get them. And I suppose it would be fair to say that in recent history, not only in Amcor’s history but in other companies’ history, you get the growth synergies because you’ve done a lot of work but what causes some challenges and what causes the delays to returns coming through, is the costs that are underestimated to achieve them. And I’m talking about plant restructuring, I’m talking about changes to culture in organisations, I’m talking about a lot of things that you don’t see coming. Can you give us a bit of an overview as to how much work you’ve done on terms of being able to achieve these synergies? How much cost you’re going to have to spend, what it’s going to entail, how many plants you’re going to have to look at closing, all that sort of stuff, please. Ron Delia Yeah, look, thanks David. There is two types of costs here that have factored in our thinking. First of all, I didn’t mention before that this $180 million in cost synergies is a net number. So, it is net of our estimated contingencies that we’ve put in place for a variety of potential sources of negative synergies. Okay? So, costs that come from different sources of leakages have been netted off to gross cost estimates that we’ve come up with on an bottoms-up basis. So that’s the first point. Second point is we’ve called out here on slide 14, we estimate the costs to actually execute and capture these synergies, one-time costs of about $150 million. We’ve got a lot of experience here because we’ve closed two or three plants every year for the last decade. We know what it costs to close a plant. And we’ve taken overhead out in the last 12 months and at significant scale, we know very well what it costs to take overhead out. So, all of that has been factored in here. We also know that there are capital savings that come when you do a big acquisition like this because the first two or three years, the business is focused on integration, capital tends to be spent at a less rapid rate. And so, you save less, you spend less CAPEX. We know that Bemis’s working capital is not quite at our levels and we expect to release some cash that way too. So, it’s a more fulsome equation than maybe I indicated a few minutes ago. But all of that has been factored in.

David Errington Okay. Where are you at – and where would Bemis be at in terms of its CAPEX cycle? You mentioned that there is CAPEX savings to be had because you’ve been focused on integration. But how much have they spent in recent years etc. on their plant that would allow you the luxury of not spending extra CAPEX to get them up to the state that you want them to be in? And that would cause a drain on sales. So, can you give a bit of an overview on where you see them at their CAPEX cycle and whether this integration could actually be a potential risk where you’re not spending the capital where you should be? Ron Delia I’ll let Bill – Bill, why don’t you speak to where you’re at in the CAPEX cycle? And then David, I think it’s a good point. I want to put some more colour around the CAPEX that I’m just referring to. But Bill, where are you guys at? Bill Austen Yeah, David, we have been spending at just a tad above D&A. And this year in 2018, we’ve brought it down significantly below D&A. Primarily in North America, we have been reinvesting to recapitalise older pieces of equipment. So, we have put in a new piece of equipment that takes the volume and has the throughput and output of four pieces of equipment. We send those four pieces of equipment to the scrap, take the cost out recapitalise with new. We’ve done that over the last few years. In 2018, we backed off and we are absorbing that incremental throughput and output that we’ve put in over the last few years. So, we’re down in the CAPEX cycle based on the fact that we have been recapitalising North America. Ron Delia David, I just want to come back to the point about capital because I just wanted to mention the comment that I made. This is a business that combined will have $9 billion in flexible packaging sales, globally. And typically, in these businesses, you’d spend about 4% of sales each year on capital, right? So, the math would suggest $350 million to $400 million of CAPEX. In a period of intense integration activity like this, you may spend $50 million, $60 million, $70 million less for the first couple of years each year. That still means the business is spending 3.5% of sales, which is a healthy amount in any context, but we believe conservatively more than offsets the cost to integrate the two businesses and realise the synergies. That was our experience with the Alcan acquisition. Operator: Your next question comes from the line of Larry Gandler of Credit Suisse. Please ask your question. Larry Gandler, Credit Suisse Hi Ron. A few questions from me. Thanks. Ron, and Bill, I noticed that the margins in Bemis’ global business are sort of high single-digit, which is I would imagine well below Amcor’s sort of Asia Pac and European margins. So, just wondering, Ron, if you can kind of scope out the opportunity there to take margins up in that business and whether your synergy has a geographic weighting to Europe, Asia Pac?

Ron Delia Larry, what I would say about the businesses that – Bill, if you wouldn’t mind. I think Bemis has very quality businesses in Europe and Asia and Latin America. We’ve had a very close look. We’ve spent time with the operating management. And I would say there is only one issue with those businesses and that is just upscale. And the ability to then leverage those market positions they have and the product offering they have in those regions over a bigger fixed cost base, just leads to incremental opportunity. I think it’s as simple as that. I don’t know Bill if there is anything I should add about your positions in those regions? Bill Austen No, that’s exactly right, and that’s why the whole point of being a complementary acquisition and targeting and merging of the two companies really gives us that scale that we’ve been driving for in those emerging markets over the last few years. Larry Gandler Okay. And just to get maybe a bit more specific. Is it possible to assume those margins will become double-digit under Amcor’s ownership, and if so, is there anything specific that needs to be done with that scale? Is it factory closures or is it customer leverage, supplier leverage? Ron Delia Larry, look, the Amcor flexibles perimeter has generated margins around 12%, right. And so, we would expect that overall the combination leads to higher margins. That’s part of the thesis here. It’s part of the financial strengthening of Amcor going forward. That’s part of it. The synergy opportunities that I described earlier that applied to the whole of the acquisition here certainly applied in those regions as well. And you asked the question I didn’t address it about the weighting geographically. And I would say without putting too finer point on it, the synergies are probably disproportionately weighted outside North America. Larry Gandler Okay, that’s good to know. And now turning to Amcor’s business, Bemis’s business from what I can sense is very efficient in North America. It seems to achieve higher margins than Amcor’s European flexible business. And I noted Ron that you’ve true similarities between Europe and North America. I’m just wondering – Bemis generates an enormous amount of sales per plant in the US, much more – Amcor has many, many plants in Europe. I’m just wondering if Bemis illuminates further cost reduction measures for your European business. Ron Delia Look, Larry, it’s a very insightful question. I would say what it points to is how the businesses have been built. Bemis has larger scale facilities in North America. It’s probably a function of – they’ve done acquisitions, they’ve also grown organically. It’s partially a function of, I would say, the market in the US is a little more homogenous and it lends itself to scale. I think that’s true in many industries, not just ours. Our business in Europe has absolutely been built by acquisition. And as a result, we have smaller scale facility. We don’t think that puts us in any structural disadvantage because we believe that our margins and return on capital in Europe are quite high and quite advantage. I think it just points to additional potential that you get from scale in this business like any other. Larry Gandler Okay, great. And last question. Bemis’ working capital to sales is twice Amcor’s, roughly twice Amcor’s. Is there something structural there or is that an opportunity you guys have identified as well? Ron Delia I would say it’s an opportunity we’ve identified as well. Larry Gandler Okay. You want to elaborate? Bill Austen I would agree. Ron Delia Look, is it going to get to our level? I don’t know. But what we see without question, without hesitation is there is the cash synergy opportunity from optimising working capital. Operator: Your next question comes from the line of Niraj Shah from Morgan Stanley. Niraj Shah, Morgan Stanley Hi, good morning. Just a couple from me. Just I guess taking a step back, this is relative to Amcor’s history. This is a pretty unique transaction. If for no other reason, then in its structure. How does that or how did that changed the way you, Ron, thought about required returns or hurdle rates? Ron Delia Yeah, look, it’s a good question. Let me talk about the structure first and then I’ll talk about the resulting transaction metrics as we think about it. I mean, first of all, it is unique. It’s a all-stock deal. There is a reason why it’s an all-stock deal. We think there is a substantial amount of value here that gets created and both sets of shareholders get the share in that value. That value obviously comes from the synergies that we talked about earlier but also the fact that the business will have two listings. And we believe that the listing in New York in particular in the multi-capitalisation which will approach $20 billion once the synergies are factored in, will put us sort of mid-way in the S&P500 index and create index buying that actually will create flow forward, right. You typically talk about flow back in cross border deals. We would expect flow forward. So, the benefits in synergies and the increased liquidity, it will accrue to both sets of shareholders through this structure. It’s really important to us that the balance sheet is conservatively financed on the other end of this deal. I think there’s this element of conservatism in that but we would expect that the balance sheet would be levered more conservatively after the deal than either company are levered at today. We’ve not factored in the benefits of using that balance sheet as we think about the metrics. We can talk more about that later; but the balance sheet remains investment grade with immediate capacity to invest or pursue capital management. And then quite frankly at this point in the cycle, it’s the right time to be using stock. So, I think for all those reasons, this is the right structure for this deal. As it relates to returns, I think on a deal like this, there has got to be multiple lenses. And just to hit the obvious one on the head, when it comes to a cash investment whether it’s a bolt-on acquisition or a capital project, very simple proposition to look at a cash return on investment. And that’s an important metric because it speaks to value creation, you’ve got to clearly be creating value above the cost of the capital that you’re deploying. It’s fairly straightforward. In this case, it’s a little bit more nuanced because we’re using stock. And it’s a fixed exchange ratio. So, as the value of our stock goes up, the return on investment goes down. And as the value of our stock goes down, the return on investment will go up. And in that context, Niraj, we’d much prefer to have a lower ROI and a higher share price. So, it’s a bit different. So, we’ve looked through multiple lenses. The value creation over WACC is clearly there and the EPS accretion is clearly there as well. But importantly the financial profile of Amcor going forward is even stronger. We’re going to have higher margins with the delivery of these cost synergies, and we haven’t quantified the benefits of any revenue synergies but we would clearly expect to be able to grow at higher rates over the longer term than we would independently. Niraj Shah Great. Thanks, Ron. Appreciate that. And just to clarify the synergy comment. You obviously have that further synergy column. Is that purely revenue synergies or is there an element of cost synergies within that upside as well? Ron Delia Look, there is a number of different things that could lead to further upside here on the synergies. I think we could expect to get more out of each of the three cost categories that we’ve highlighted. I think that we’ve been a bit conservative in the scope of the cost base. As I mentioned, we haven’t even thought about the commercial side of these organisations even though it’s obvious we’ve got overlapping commercial organisations. So, I think there is more to be gleaned from that. But I think the other exciting part here is the strategic benefits which ultimately should manifest themselves into higher growth and revenue. And you know that’s one after another, we don’t underwrite any investments on growth, but we’d be really disappointed if we don’t see an acceleration in the top line as a result of the capabilities but also the product mix that the two companies have once they’re combined. Operator: The next question comes from the line of Owen Birrell of Goldman Sachs. Owen Birrell, Goldman Sachs Hi guys. Look, Ron, can you just elaborate on that last comment around the potential for revenue synergies? I mean, both of these companies have a very material scale in their respective markets. And I’m just wondering how does the combination allow for greater revenue synergies? And can you elaborate on any opportunities that you’ll be specifically looking at?

Ron Delia Yeah, look, it’s a good question. And we see some very specific opportunities. So, let me give you a couple of examples. Bemis has an outstanding platform of barrier films which we over our broader geographic footprint hope to disseminate to other parts of the world. Amcor similarly has a great position in any foil-based structures which we hope to extend further in the Americas region over Bemis’s footprint and sales organisation. So, that’s a product-based opportunity which is very specific to point to. I think when you think about end markets, Bemis has a very strong position in protein packaging, its packaging for meat, poultry, etc., cheese. Amcor doesn’t really have a position in that market. And that is a very strong growing market around the world as protein consumption rises. So, the opportunity to take their insights in that space and extend those to the overall footprint, we find really, really exciting. And that’s not one that you can build organically. So, that’s just a couple of examples, Owen. There are a few. But it’s more about extending what each company does well in its current markets, geographies and bringing those market benefits and those offerings to other parts of the world. Owen Birrell So, that’s good colour. Can I ask also then, I guess, from that perspective? Do you expect any competition concerns out of any regions? And I think probably allude to Latin America more than the other regions. But do you expect to have to divest any assets in the case of any regulator issues? Ron Delia No. Short answer is no. We’ve got a lot of experience navigating through all of that. We got good advice, good advisors and we don’t expect any issues there. Just on Latin America, maybe to put a little more colour to that region. We’ve got a leading position in Colombia, Peru, Chile, Argentina. But we don’t have a presence in Brazil and Mexico. Bemis has a very good position in Brazil and a great foothold in Mexico that we can build on. So, there is actually no overlap in Latin America whatsoever. Owen Birrell It feels very complementary. Just a quick question for William around the Bemis Agility programme. Not having spent too much time looking into that, can I get a sense of how much more benefit there is to deliver on that programme as we move forward from this point and is that programme effectively on hold ahead of this merger or is it pushing through? Bill Austen No. Quite contrary, it’s pushing through, to use your terminology. It’s a $65 million benefit to the organisation. We realised $4 million in ’17 as we rolled it out. We’ll see $35 million this year in ’18 and the remainder in ‘19. And it continues to be full speed ahead. And as we said in our remarks, both Ron and I, the capture of Agility is on top of the synergy capture from the combination of the two. Owen Birrell That’s excellent. And look, just one last one from me. There is a little bit of commentary in the pack around, I guess, the sustainability footprint as we move into a world where there is a big push towards – a big push away from single use packaging. Is there any technology that Bemis has that Amcor can utilise or vice-versa on that platform? Ron Delia No question. We’ve made a pledge back in January. We’re going to deliver on that pledge. We’ve got a lot of resources working on that. That’s about making all our packaging recyclable by 2025. This opportunity to combine with Bemis just gives us a big boost. I mean, just a very practical example; we’ve got a centre of excellence in Belgium with a team of people full-time working on more sustainable product structures. Bemis has a team in Europe also working on the same thing. And they’ve also got extensive R&D infrastructure in the US which will help – which will bring to bear as well. So, this is another good example of the complementary nature of this deal achieving a better outcome for every stakeholder. Operator: The next question is from Richard Johnson of CLSA. Richard Johnson, CLSA Thank you very much. Ron, I just wanted to ask you around some of the near-term sort of management processes within Bemis. And really what I’m referring to you’ve got a relatively long completion period, so was obviously going to push into 2019. And I was just wondering what you can do or should do to ensure that momentum within the Bemis businesses doesn’t actually start to slow as that process gets underway. Ron Delia Bill and I could not be more aligned on what the near-term priorities are for both companies, Richard, because it’s absolutely to stay focused and to deliver against the base plans of each company. I don’t know what else to say. Bill, would you – anything you want to add there? Bill Austen Yeah. So, this gets launched today. We have our town halls and it’s business as usual. People rub their head back and it’s RTB, it’s Run-the-Business. And until there is a close, we are still separate entities and both businesses have to run their business, make their operating plans and continue to deliver for their shareholders. That’s the message that went through the organisation today. Richard Johnson Thanks. And then Ron, just back on synergies. If you think about the operating bucket you talked about when you look at some of the operating metrics for Bemis – and I’m thinking of things like machine uptime and waste, is there a material difference between the two organisations and where is the opportunity there? Just wondering if you could just give me some help with that. Ron Delia Yeah, look, Richard, the operational synergy bucket is closed for footprint. That’s the first place you look when you put two businesses together. From a structural cost perspective, there is always opportunities to fall out. And that’s what we’ve quantified.

I think it’s fair to say that we would expect that both businesses operating teams putting their heads together are going to find better ways of driving productivity on an annual basis, whether it’s waste reduction or throughput or what have you. So, those opportunities are not quantified. Richard Johnson Then just finally if I could ask Bill a question, please. And it’s around the Agility programme. The first element in that you referred to is fixed. And I was just wondering for those of us in Australia, if you could actually talk a little bit about what you thought needed fixing and where that’s got to. Bill Austen Yeah. The whole concept around fix was to lower the fixed cost position within the company. So, it attacked fixed cost base, cost overhead cost, where could we consolidate, where could we move out of leased facilities into plant facilities, how do we just get the waterline down quickly. So, a lot of that was headcount function and fixed cost function. And now we’ve moved past that and it’s all about strengthen and grow. And that has to do with the process improvements, quality improvements, service improvements. And then the growth is attacking growth where the pockets of growth exist at shorter run, challenger brands, wallet, at large CPGs that are relaunching brands that they may have not invested in over the last few years. Operator: The next question comes from the line of Daniel Kang of Citigroup. Daniel Kang, Citigroup Good morning, everyone. Most of my questions have already been asked. But just a quick one in terms of revenue synergies. Are there any particularly new customers that Bemis offered that Amcor can leverage off in the North American region? Ron Delia Yeah, Daniel, look, that’s a good question because I didn’t touch on that earlier from a revenue perspective. I talked about the complementary product and market positions that can be extended in other parts of the world. The other opportunity here is to continue to do what Amcor has been doing successfully for the last several years, which is going to market with a global offering for the big FMCGs that play on a global stage. And we’ve gotten great benefits out of our Alusa acquisition by being able to supply some of those big global companies in South America as well as we have historically in Europe and Asia. And the opportunity to do that on a large scale. North America is unlocked by this acquisition as well. So, that’s one. Then obviously in the North American region, as Bill said, they’re really focused on the short-run part of the market both short runs with big customers just like we are in Europe and finding those pockets of growth amongst the smaller emerging customers in North America, again just as we are in Europe. So, there are a few other sources there that I didn’t mention. I appreciate the opportunity to do that. Thanks. Daniel Kang Great. And just another one. In terms of your balance sheet, clearly, it’s going to be greatly strengthened with the all-stock deal. Historically Amcor has preferred to keep a fairly conservative leverage ratio of between two to three times. I noticed that a lot of the US packaging companies are operating on a higher level. Is there scope for that range to be increased and still maintain the investment grade rating? Ron Delia Look, we both have operated with similar balance sheet philosophies going forward. And after the transaction, we expect to have a balance sheet that looks very much like Amcor’s balance sheet has historically, so in the two to three times range. I want to make couple of points. First of all, we believe that’s the right capital structure for a company that will have $17 billion market capitalisation. It’s the most flexible range of financing options that you can have when you’re investment grade. So, that’s really important to us. The other thing I want to point out is that as we’ve expressed the acquisition metrics here, we have not assumed any usage of the balance sheet. So, what I mean by that is we come out of the acquisitions, the realisation of the synergies, we end up with a balance sheet that’s levered at about the same level that Amcor has been today, right? And quite often, we could assume a certain level of deployment of that balance sheet and drive, let's say, better headline numbers. That’s not the approach we’ve taken here. We’ve taken a straight down the middle approach with a balance sheet that looks like the one we have today. Okay? Operator: Next question is from John Purtell of Macquarie. John Purtell, Macquarie Good morning. Just had three questions, if I could. And I know we’ve sort of touched on aspects of this previously. But just Ron, in terms of the amount of customer overlap between the two entities, it sort of feels like given the FMCG sort of scale that you’d have significant customer overlap. So, do you see the opportunity to increase more around sort of increasing share of wallet with those existing customers or is it particularly from an Amcor point of view, is it more about adding new customers here? Ron Delia It’s a bit of both. Our share of wallet with those big customers that you’re probably thinking about has been growing because they are consolidating their supplier base. They are finding that on a total cost basis, it’s more effective and efficient for them to deal with a fewer number of larger suppliers that have the resources to bring them everything they need. So, we have been growing share of wallet with those big customers. I think the opportunity with this deal is to do that to another level particularly in the Americas region. So, that is the part of it. John Purtell And just the second question sort of related again. I mean, the extent to which sort of pan Northern Hemisphere supplier moves the dial, I mean, both companies have done reasonably well without in their respective Europe and US strongholds without having big businesses together. So, to the extent to which these actually sort of really moves the dial, the ability to supply on a pan hemisphere basis. Ron Delia Look, I think for some customers for where that’s relevant then, it’s clearly additive because we don’t have a very extensive footprint in North America. And again, I refer to the Alusa acquisition as having unlocked opportunities in South America that we really could not discuss with customers on a credible way. I think that’s part of it, John. But I think the other bid is that the resources for the two companies coming together just give us more to play with. We’re going to have a better product portfolio, we’ll have more R&D resources, and all of that will be brought to bear for the benefit of customers. So, we think the value proposition has increased, not just for the big guys though but for the small customers and the emerging customers as well. John Purtell Thank you. And just the last question. In terms of double-digit EPS accretion, just wanted to clarify the basis for that. Is that on year one base earnings for both companies, with year three synergies added or have you taken account of say consensus forecast in year three and then added synergies there? Ron Delia No, I’d say historical base with the synergies added. Operator: Next question is from the line of Mark Wilson from Deutsche Bank. Mark Wilson, Deutsche Bank Thanks very much, Ron. I was just wondering if you can outline what structures you will put in place to ensure that you deliver the synergies? Ron Delia Yeah, it’s a good question. Look, that’s part of the benefit that the experience with the acquisitions that we’ve done over the years. You get a bit of insight into what's the most effective way to approach this. The first thing I would say is that the planning for realising the synergies has already started. So, it starts with a diligence process because as you’re estimating the value, you’re also estimating and assessing how you’re going to capture it. So, the process has started already. As far as specifics around the structure, there are dedicated resources. That’s one characteristic. You tend to bring in external support both for subject matter expertise areas like procurement as well as just extra resource. You put tracking systems in place. We’ve got a good experience with several IT-based tracking tools. And then you put the management disciplines and cadence around all that to make sure you execute and get the right outcomes. And that’s just walking and tackling with the check-ins, flash reports, all that kind of stuff. So, I think it’s a pretty tried-and-tested playbook we have. We started with the Alcan acquisition and we’ve been building on that playbook ever since. Mark Wilson Yeah. Great. Thank you. And then just with your experience, Ron, typical outperformance on the cost side and the revenue synergies that you’ve actually delivered with some of those historical transactions, what are they? Ron Delia Look, I think the revenue synergies have been less apparent in some of the other deals we’ve done because we’ve had different value creation thesis. This one is different because the product mix and the geographic mix lends itself to thinking about specific sources of revenue upside like I talked about earlier. The outperformance and other deals have come from on the revenue side less negative synergies than we originally estimated, but particularly from the cost side where we’ve tended to outperform across those three cost levers that we identified today. Mark Wilson All right, thanks. And Bill, just a question for you. Is there a threshold level? Should the board look to withdraw their support for the transaction given that it is an exchange ratio? Bill Austen No, our board is fully committed and supportive of the transaction. Operator: We will take the last question from Keith Chau of Evans & Partners. Keith Chau, Evans & Partners Thanks very much. Good morning, Ron and Bill. Bill, just a follow-up on the Agility programme. I think in the company’s literature, the implied synergies target or benefits target is $65 million for agility. I was just wondering if that’s the gross or a net outcome for those synergies, i.e., will any of those benefits be shared with customers. And secondly, I’m just wondering out of the $75 million to $85 million of costs for that programme, how much of that is in today, please? Bill Austen Sure. The $65 million is a net number. That’s the way we think about it. And the cost to achieve, it tracks with that as well, with that level of savings. And there is nothing there that gets shared with customers. We generate productivity and other methods to meet customer agreements. Operator: There are no further questions at this time. I would now like to hand the conference back to Ron for a short closing comment. Ron Delia Thanks operator. Thanks, everybody, for joining us today. I’d just close with where we started. This is really exciting opportunity for us. Stronger value proposition for all of our stakeholders and really a substantial amount of value created for shareholders. So, we’re looking forward to driving this transaction to a close and then integrating the businesses and realising the benefits that we talked about today. Thanks very much. And with that, operator, we’ll close the call. [END OF TRANSCRIPT]

Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’s and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’s annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Legal Disclosures No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Important Additional Information Will Be Filed with the SEC In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

Participants in the Solicitation Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’s directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.